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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MIMEDX GROUP, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
602496 10 1
(CUSIP Number)
G. Donald Johnson
Womble Carlyle Sandridge & Rice, PLLC
Suite 3500
1201 West Peachtree Street
Atlanta, GA 30309
(404) 888-7456
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Parker H. Petit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,845,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,845,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,845,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 390,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., limited liability limited partnerships over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner. Also includes 700,000 shares subject to options owned by Mr. Petit which are exercisable within the next 60 days. Does not include 300,000 shares subject to stock options owned by Mr. Petit which will become exercisable after 60 days.
(2) Based on 40,894,628 shares of Common Stock, which is comprised of 39,219,628 shares outstanding as of February 24, 2009; 700,000 shares of Common Stock subject to options; and 975,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Mr. Petit pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners, LLLP, 20-4814118

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		715,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		715,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 390,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners, LLLP, a limited liability limited partnership over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 39,219,628 shares of Common Stock outstanding as of February 24, 2009 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Cox Road Partners II, LLLP, 26-2493136

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		715,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		715,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 390,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners II, LLLP, a limited liability limited partnership over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 39,219,628 shares of Common Stock outstanding as of February 24, 2009 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners II, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1

1	NAMES OF REPORTING PERSONS Petit Investments II, L.L.L.P., 58-2530301

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		715,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		715,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 390,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Petit Investments II, L.L.L.P., a limited liability limited partnership over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 39,219,628 shares of Common Stock outstanding as of February 24, 2009 plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Petit Investments II, L.L.L.P. pursuant to Exchange Act Rule 13d-3, as of the date hereof.

CUSIP No.	602496 10 1
ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Issuer”). The Issuer’s business address is 1234 Airport Road, Suite 105, Destin, Florida 32541.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) This Schedule 13D is being filed by Parker H. Petit, a Florida resident, individually, and in his capacity as General Manager of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. Mr. Petit serves as Chairman of the Board, President, and Chief Executive Officer of the Issuer. Prior to his appointment to the Board and as an officer, Mr. Petit, through the Partnerships, invested approximately $1.4 million in the Issuer.
This Schedule 13D is being filed jointly by Mr. Petit and Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. (the “Partnerships”). The Partnerships’ principal occupation is investing in securities and their business address is 1850 Parkway Place, Suite 1200, Marietta Georgia 30067. Mr. Petit and the Partnerships are hereinafter referred to as the “Reporting Persons.”
(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Petit is a citizen of the United States. The Partnerships were formed under the laws of Georgia.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Persons received the MiMedx Group Common Stock, other than the options to purchase MiMedx Group Common Stock, upon entering into a Stock Subscription and Purchase Agreement on September 25, 2008, as amended on February 19, 2009. Mr. Petit invested approximately $1.4 million and received total consideration of 1,170,000 shares of the Issuer’s Common Stock and 975,000 five-year warrants of the Issuer’s Common Stock, with an exercise price of $0.73 per share. Mr. Petit was granted options for 1,000,000 shares, 700,000 of which are deemed beneficially owned, which have an exercise price of $0.73 per share, by the Issuer’s Board of Directors on February 24, 2009, as compensation in connection with his appointment as Chairman of the Board, President, and Chief Executive Officer.
ITEM 4. PURPOSE OF TRANSACTION
The acquisitions of the Common Shares were undertaken by the Reporting Persons for investment purposes, except the award of stock options, which were made by the Issuer’s Board of Directors for compensation purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Petit will influence the affairs of the Issuer in his capacity as the Chairman of the Board, President, and Chief Executive Officer of the Issuer. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the

CUSIP No.	602496 10 1
Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) The number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons is 2,845,000. Of these, (i) 390,000 shares and warrants to purchase 325,000 shares held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., limited liability limited partnerships, as to which Mr. Petit has sole voting and investment power, and (ii) 700,000 shares are options, exercisable within 60 days, beneficially owned by Mr. Petit. The number does not include 300,000 shares representing options that that are exercisable after 60 days.
(c) The Reporting Persons acquired their beneficial ownership interests as described at Item 3. Those were the only transactions effected within the past 60 days by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Joint Filing Agreement dated March 6, 2009, by and between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 6, 2009

/s/ Parker H. Petit
Parker H. Petit, individually

/s/ Parker H. Petit
Cox Road Partners, LLLP
By:	Parker H. Petit
Title:	General Partner

/s/ Parker H. Petit
Cox Road Partners II, LLLP
By:	Parker H. Petit
Title:	General Partner

/s/ Parker H. Petit
Petit Investments II, LLLP
By:	Parker H. Petit
Title:	General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.	Joint Filing Agreement dated March 6, 2009, by and between the Reporting Persons.